Exhibit 2.3

GUARANTY AGREEMENT

This Guaranty Agreement (this “Agreement”), dated as of March 31, 2008, is made by and among Constellation Energy Commodities Group, Inc., a Delaware corporation (“Guarantor”), and CEP Mid-Continent LLC, a Delaware limited liability company (“CEP MidCon”).

WITNESSETH:

WHEREAS, Cola Resources LLC, a Delaware limited liability company and an affiliate of Guarantor (the “Seller”), has entered into that certain Agreement for Purchase and Sale dated February 19, 2008 (as it may be amended from time to time, the “Purchase Agreement”) with CEP MidCon, pursuant to which Seller will sell and CEP MidCon will acquire certain Properties identified in the Purchase Agreement. All capitalized terms used herein which are not otherwise defined herein shall have the meaning attributed to them in the Purchase Agreement.

WHEREAS, Guarantor will receive substantial and direct benefits from the extensions of credit contemplated by the Purchase Agreement and has agreed to enter into this Agreement to provide assurance for the performance of certain of Seller’s obligations in connection with the Purchase Agreement and to induce CEP MidCon to enter into the Purchase Agreement.

WHEREAS, the execution and delivery of this Agreement is a condition to CEP MidCon’s obligation to close under the terms of the Purchase Agreement.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the adequacy, receipt and sufficiency of which are hereby acknowledged, Guarantor hereby agrees as follows:

ARTICLE I

GUARANTY

Section 1.1 Guaranty. Subject to Sections 1.2 and 1.3 hereof, Guarantor hereby unconditionally, absolutely and irrevocably guarantees the punctual payment when-due of Seller’s payment obligations, if any, arising under Section 14.3 of the Purchase Agreement (subject to the limitations in Section 14.5 of the Purchase Agreement) (the “Indemnity Obligations”) and (ii) Annex I of the Purchase Agreement (the “Title Defect Obligations” and collectively with the Indemnity Obligations, the “Guaranteed Obligations”); provided, however, that the maximum liability of Guarantor hereunder, regardless of any amendment or modification to the Purchase Agreement, is limited to (a) for all Indemnity Obligations, the sum of $10,664,900.00 and (b) for all Title Defect Claims, the sum of $ 9,178,873.00. The maximum liability of Guarantor for Title Defect Obligations is calculated to approximate the aggregate of that portion, if any, of the Allocated Value of each Wellbore allocable to any Lease as to which Seller has not received recorded assignments of its interest as of the Closing Date, less the estimated sum of proceeds due Seller for periods prior to the Effective Time attributable to Wellbores which are not on pay status as of the Closing Date. Accordingly, the maximum liability of Guarantor for Title Defect Obligations shall adjust proportionately over time as CEP MidCon receives and records assignments of its interests or receives proceeds for Wellbores previously not on pay status based on the original calculations establishing Guarantor’s maximum liability. Guarantor’s obligations and liability under this Agreement shall be limited to payment obligations only and Guarantor shall have no obligation to perform under the Purchase Agreement, including, without limitation, to sell, deliver, supply or transport gas, electricity or any other commodity.

Section 1.2 Certain Defenses. CEP MidCon agrees that, notwithstanding anything contained herein to the contrary, Guarantor shall not be obligated to pay the Guaranteed Obligations hereunder to the extent that the Seller is not required to pay the Guaranteed Obligations as a result of any right of offset, counterclaim or other defense available to the Seller with respect to the Guaranteed Obligations (collectively, a “Seller Defense”). In furtherance thereof, Guarantor shall be entitled to assert, as a valid defense to payment of the Guaranteed Obligations, any Seller Defense to the same extent that any such Seller Defense could be asserted by Seller in any action brought to enforce the Guaranteed Obligations against the Seller.

Section 1.3 Termination. This Agreement and all obligations hereunder shall terminate (i) as to the Indemnity Obligations, six (6) months following the Closing Date under the Purchase Agreement as to any Liabilities not asserted by the Buyer Indemnified Parties against Seller prior to such six (6) month period and (ii) as to the Title Defect Obligations, thirty (30) days after satisfaction of Seller’s payment obligations to Buyer arising under Annex I of the Purchase Agreement.

Section 1.4 Certain Waivers.

Guarantor hereby waives:

(a) notice of amendment or other modification of the Purchase Agreement;

(b) notice of any extension of time or other modification of the payment terms for any sums due and payable by Seller to CEP MidCon in connection with the Purchase Agreement;

(c) notice of any defaults by or disputes between Seller and CEP MidCon with respect to performance of Seller’s payment obligations under the Purchase and Sale Agreement; and

(d) notice of presentment, demand for payment, default, dishonor, protest or notice of protest with respect to this Agreement.

Section 1.5 Other Matters.

(a) Guarantor acknowledges that amendment or other modification of the Purchase Agreement shall not discharge or otherwise affect the liability of the Guarantor with respect thereto under this Agreement. Guarantor agrees that Guarantor’s obligations under this Agreement are unconditional, irrespective of any circumstance other than payment or satisfaction that might otherwise constitute a legal or equitable discharge of a guarantor.

(b) CEP MidCon is not required to proceed first against Seller or any other person or entity before resorting to Guarantor for payment under this Agreement.

(c) Guarantor shall be subrogated to all rights of CEP MidCon against Seller in respect of any amounts paid by Guarantor pursuant to this Agreement; provided that Guarantor waives any rights it may acquire by way of subrogation under this Agreement by any payment made hereunder or otherwise (including, without limitation, any statutory rights of subrogation under Section 509 of the Bankruptcy Code, 11 U.S.C. § 509, or otherwise), reimbursement, exoneration, contribution, or indemnification until all of the Guaranteed Obligations shall have been irrevocably paid to CEP MidCon in full. If (a) the Guarantor shall perform and shall make payment to CEP MidCon of all or any part of the Guaranteed Obligations and (b) all the Guaranteed Obligations shall have been paid in full, CEP MidCon shall, at the Guarantor’s request, execute and deliver to the Guarantor appropriate documents necessary to evidence the transfer by subrogation to the Guarantor of any interest in the Guaranteed Obligations resulting from such payment by Guarantor.

(d) Guarantor agrees that except as expressly set forth herein, it will remain bound upon this Agreement notwithstanding any defenses which, pursuant to the laws of suretyship, would otherwise relieve a guarantor of its obligations under a guaranty. Notwithstanding the foregoing, Guarantor does reserve the right to assert defenses which Seller may have to payment of any Guaranteed Obligation, other than defenses arising from the bankruptcy or insolvency of Seller and other defenses expressly waived hereby.

ARTICLE II

MISCELLANEOUS

Section 2.1 Amendments, Etc. No amendment, supplement, modification or waiver of any provision of this Agreement nor consent to any departure by Guarantor therefrom shall be effective unless the same shall be in writing and signed by Guarantor and CEP MidCon.

Section 2.2 Notices. (a) All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered when transmitted if transmitted by telecopy, electronic or digital transmission method; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service; and upon receipt, if sent by certified or registered mail, return receipt requested. In each case, notice shall be sent as indicated below:

(i)	if to CEP MidCon:

CEP Mid-Continent LLC

One Allen Center

500 Dallas Street, Suite 3300

Houston, Texas 77002

Attention: Legal Department

Facsimile: (713) 369-3917

with copy to:

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, TX 77002

Attention: Cheryl Phillips

Facsimile: (713) 238-7414

(ii)	if to Guarantor:

Constellation Energy Commodities Group, Inc.

111 Market Place, Suite 500

Baltimore, Maryland 21202

Attention: Legal Department

Facsimile: (410) 470-2600

and with a copy to:

Constellation Energy Commodities Group, Inc.

One Allen Center

500 Dallas Street, Suite 3300

Houston, Texas 77002

Attention: Legal Department

Facsimile: (713) 369-3917

(b) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 2.2.

Section 2.3 Applicable Law. This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the State of New York without giving effect to any principles or conflicts of laws.

Section 2.4 Integration. This Agreement contains the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof superseding all prior oral or written understandings.

Section 2.5 Headings. Article and Section headings used herein are for convenience and reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting this Agreement.

Section 2.6 Defined Terms. Capitalized terms used herein without definition shall have the meanings given to such terms in the Purchase Agreement.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by its officer hereunto duly authorized as of the date first above written.

GUARANTOR:

CONSTELLATION ENERGY COMMODITIES GROUP, INC.

By:	/s/ Martin Hunter
Martin Hunter
Vice President for Tax and Treasury